Exhibit 99.1

To: All Employees

Subject: Employee Stock Option Exchange Program Approved by Stockholders

I am very pleased to announce that at the Annual Meeting of Stockholders, our stockholders approved our proposal to permit Polycom to implement a one-time stock option exchange program. We believe the stock option exchange program demonstrates Polycom’s commitment to both our stockholders and employees. By approving the proposal, our stockholders show that they clearly value the importance of you, our employees, and the contributions you make to Polycom’s success.

By way of explanation, many of you may currently hold stock options that are significantly “underwater” (i.e., the option’s strike price is higher than the company’s current stock price). We consider your participation in Polycom’s equity program an important part of our competitive compensation program that also provides a strong link for you to the long-term growth of Polycom. The stock option exchange program approved today would allow many of you to voluntarily exchange certain outstanding stock options for Restricted Stock Units (RSUs), which generally always have value.

We now have a window of one year in which to implement the program. The actual timing will depend on a number of factors, including our stock price. Therefore, no date for the exchange has been set at this point, and you do not need to take any action at this time. If and when the exchange is initiated, you will be provided with all the details and information needed to make an informed decision.

The full details of the approved proposal are included in the proxy at: www.polycom.com/2009proxy or www.sec.gov. Please keep in mind that these programs are regulated by the SEC and NASDAQ. We are only permitted to share with you the same information we share with all stockholders. If you have any questions, please refer back to the FAQs we posted earlier at:

[link]

Thank you for your continued dedication, customer focus, and achievements.

Best regards,

Bob

Note: This email does not constitute an offer to holders of eligible options to exchange such options. The option exchange program has not commenced. If and when the option exchange program begins, we will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the option exchange program. Our stockholders and option holders will be able to obtain these written materials and other documents filed by us with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, our stockholders and option holders may obtain free copies of the tender offer documents, when available, by contacting Polycom Inc., 4750 Willow Road, Pleasanton, CA, 94588, Attention: Stock Administration Department.